Nicole Jones Vice President, Deputy General Counsel, and Corporate Secretary

March 19, 2010	Routing TL17A Two Liberty Place 1601 Chestnut Street PHiladelphia, PA 19192 Telephone 215-761-3713 Facsimile 215-761-8648 nicole.jones@cigna.com

Via EDGAR Correspondence

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

  Re:
  CIGNA Corporation
  Commission File No. 1-08323

Ladies and Gentlemen:

On behalf of CIGNA Corporation, a Delaware corporation (the "Company"), please be advised that the Company filed with the Securities and Exchange Commission on today's date the Company's definitive Proxy Statement on Schedule 14A in connection with the Company's 2010 annual meeting of shareholders (the "Annual Meeting"). At the Annual Meeting, shareholders will be asked to approve, among other things, an amendment and restatement to the Company's Long-Term Incentive Plan and adoption of the CIGNA Corporation Directors Equity Plan. Pursuant to Instruction 5 of Item 10 under Regulation 14A of the Securities Exchange Act of 1934, as amended, this letter is to inform you that the Company currently has a registration statement on Form S-8 on file with respect to the Company's Long-Term Incentive Plan and intends to file a registration statement on Form S-8 with respect to the CIGNA Corporation Directors Equity Plan not later than the date of the Annual Meeting.

Please direct any questions or comments regarding this filing to the undersigned at 215.761.3713.

Sincerely,
/s/ NICOLE S. JONES Nicole S. Jones